UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 23, 2024

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In the Matter of

iSun, Inc.
400 Avenue D, Suite 10
Williston, Vermont 05495

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-275967

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       iSun, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       iSun, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 23, 2024.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief